Filed Pursuant to Rule 433 of the Securities Act of 1933
Issuer Free Writing Prospectus dated June 28, 2018
Registration No. 333-225348
Domo, Inc.
Update and Supplement to Preliminary Prospectus
Dated June 18, 2018
This free writing prospectus relates to the initial public offering of Class B common stock of Domo, Inc. (“Domo”) and should be read together with the preliminary prospectus dated June 18, 2018 (the “Preliminary Prospectus”) that was included in Amendment No. 1 to the Registration Statement on Form S-1 relating to this offering of its Class B common stock.
The most recent amendment to such Registration Statement can be accessed through the following link:
https://www.sec.gov/Archives/edgar/data/1505952/000162828018007944/domoincs-1a.htm
The following summarizes the final pricing information for the initial public offering of our Class B common stock:

Issuer:	Domo, Inc.
Nasdaq symbol:	DOMO
Size (pre-overallotment):	$193,200,000
Total firm shares offered by Issuer:	9,200,000 shares of Class B common stock
Overallotment shares offered:	1,380,000 shares of Class B common stock
Shares of Class B common stock to be outstanding immediately after this offering:	21,690,147 shares (or 23,070,147 shares if the underwriters exercise their option to purchase additional shares in full)
Price to Public:	$21.00 per share
Trade date:	June 29, 2018
Closing date:	July 3, 2018
CUSIP no:	257554 105
Underwriters:	Morgan Stanley & Co. LLC Allen & Company LLC Credit Suisse Securities (USA) LLC UBS Securities LLC William Blair & Company, L.L.C. JMP Securities LLC Cowen and Company, LLC
Certain funds and accounts advised by BlackRock Advisors, LLC and its affiliates that are existing holders of shares of our capital stock (the “BlackRock Entities”), have indicated an interest in purchasing approximately 2.7 million shares of our Class B common stock in this offering at the initial public offering price. Because this indication of interest is not a binding agreement or commitment to purchase, such entities could determine to purchase more, less or no shares in this offering. The underwriters will receive the same discount on any shares of our Class B common stock purchased by such entities as they will from any other shares of Class B common stock sold to the public in this offering.
Based upon 3,263,659 shares of Class A common stock and 21,690,147 shares of Class B common stock outstanding immediately after this offering and assuming the purchase of 2,700,000 shares of our Class B common stock at the initial public offering price of $21.00 per share, the BlackRock Entities would hold an aggregate of 4,044,146 shares of our Class B common stock, representing 18.6% of the shares of Class B common stock outstanding and 2.8% of the total voting power after the closing of this offering, assuming no exercise of the underwriters’ option to purchase additional shares.
Cocolalla, LLC, an entity affiliated with Joshua G. James, our founder, chief executive officer and chairman, will purchase 100,000 shares of our Class B common stock, and Marina James, Mr. James' wife, will purchase 1,700 shares of our Class B common stock at the initial public offering price of $21.00 per share through a directed share program. Our chief financial officer Bruce Felt will also purchase 3,500 shares of our Class B common stock at the initial offering price of $21.00 per share through the directed share program. The purchases by Cocolalla, LLC, Mrs. James and Mr. Felt would not materially change their respective beneficial ownership percentage or total voting power after the closing of this offering.
Domo has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates, which was declared effective by the SEC on June 28, 2018. Before you invest, you should read the prospectus in that registration statement and other documents Domo has filed with the SEC for more complete information about Domo and this offering. You may obtain these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, copies of the preliminary prospectus may be obtained from Morgan Stanley & Co. LLC, Attention: Prospectus Department, 180 Varick Street, 2nd Floor, New York, NY 10014; Allen & Company LLC, Attention: Prospectus Department, 711 Fifth Avenue, 10th Floor, New York, New York 10022, by email at Dweidlein@allenco.com; Credit Suisse Securities (USA) LLC, Attention: Prospectus Department, One Madison Avenue, New York, New York 10010, by telephone 1-800-221-1037, by email at newyork.prospectus@credit-suisse.com; and UBS Investment Bank, Attention: Prospectus Department, 1285 Avenue of the Americas, New York, New York 10019, by telephone at 1-800-827-7275.